Consent of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Brookline Bancorp, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333‑221249) on Form S-4/A of Brookline Bancorp, Inc. of our reports dated February 28, 2020, with respect to the consolidated balance sheets of Brookline Bancorp, Inc. and subsidiaries as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the “consolidated financial statements”), and the effectiveness of internal control over financial reporting as of December 31, 2019, which reports appear in the December 31, 2019 annual report on Form 10‑K of Brookline Bancorp, Inc.
/s/ KPMG LLP
Boston, Massachusetts
February 28, 2020